

September 24, 2012

Mr. Murilo Pinto de Oliveira Ferreira
Chief Executive Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

> **Re:** **Vale S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 001-15030**

Dear Mr. Ferreira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Financial Statements

Notes to Consolidated Financial Statements, page F-12

Note 3 – Summary of Significant Accounting Policies, page F-13

a) Basis of Presentation, page F-13

1. We note that your subsidiary Vale International changed its functional currency from the Brazilian Real to the US dollar in 2011 based on a business assessment. Please advise us of the following:

a. Further explain to us in sufficient detail the nature and timing of management's determination of the change, the actual and reasonably likely effects of the change, and the economic facts and circumstances that led management to conclude that the change was appropriate.

b. Quantify for us the effects of the change in functional currency, tell us how you accounted for the change (e.g. retrospective or prospective application) and cite the accounting guidance that you followed.

Note 6 – Income Taxes, page F-20

2. We note your disclosure that you analyze the potential tax impact associated with undistributed earnings by each of your subsidiaries; and for those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles. Please confirm to us that you will provide the disclosures required by ASC 740-30-50-2, as applicable, in future filings. Also supplementally provide us with the text of your proposed future disclosures based on your December 31, 2011 financial statements.

3. We note on page F-22 that you do not provide all of the unrecognized tax benefit disclosures required by ASC 740-10-50-15 (all entities) and ASC 740-10-50-15A (public entities). Please confirm to us that you will include these disclosures in future filings, as applicable, and supplementally provide us with the text of your proposed future disclosure based on your December 31, 2011 financial statements.

Note 20 - Commitments and Contingencies, page F-48

4. We note that your reasonably possible loss significantly increased from US$4.79 billion at December 31, 2010 to US$22.45 billion at December 31, 2011, and that the increase in the values of reasonably possible tax contingencies refers mainly to tax assessments against you regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries. Please confirm to us that you will expand your discussion of the nature of the individually significant contingencies in future filings, pursuant to ASC 450-20-50-4(a). Also supplementally provide us with the text of your proposed future disclosure based on your December 31, 2011 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining